Exhibit 4.2

Use of Capital Supplemental Agreement

(Unofficial English Translation Solely for Convenience)

Capital Lender: Shandong SNTON Group Co., Ltd. (the “SNTON Group”)

Capital Borrower: Fuwei Films (Shandong) Co., Ltd. (the “Fuwei Shandong”)

On May 20, 2014, Fuwei Shandong entered into a Use of Capital Agreement with SNTON Group pursuant to which the parties agreed that SNTON Group will provide Fuwei Shandong with a loan for a total amount of RMB15,000,000 to solely to purchase raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. Fuwei Shandong has agreed to repay the said amount of RMB15,000,000 plus interest before December 31, 2014.

Considering the current financial status of Fuwei Shandong, the two parties enter into a Supplemental Agreement as set forth below:

1.	As of December 31, 2014, Fuwei Shandong shall repay the principle of this loan plus interest at a total amount of RMB15,668,800.
2.	Fuwei Shandong shall pay Shandong SNTON interest which shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China.
3.	Fuwei Shandong has agreed to repay the principle of this loan plus interest upon obtaining new loans from financing institutions.
4.	This agreement is in duplicates and each party holds one copy.

Shandong SNTON Group Co., Ltd. (chop)

Fuwei Films (Shandong) Co., Ltd. (chop)

Date: March 9, 2015.